[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]


February 2, 2007



David R. Humphrey
Branch Chief-Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:   Cosi, Inc. Form 10-K for the Year Ended January 2, 2006 (File 000-50052)

Dear Mr. Humphrey:

      On behalf of Cosi, Inc. (the "Company"), we set forth below the Company's response to the comment of the Staff of the Commission as received by letter dated May 9, 2006 (the "Comment Letter"). The Staff's comment has been reproduced in this letter, and the Company's response follows.

Form 10-K for the Fiscal Year Ended January 2, 2006
---------------------------------------------------

Comment: In light of the fact that you have recently filed a Form S-3 registration statement, you should include information in a format that ensures that readers of your financial statements make educated investment decisions. As such, instead of implementing the proposed changes in future period filings, please revise your Form 10-K for the year ended January 2, 2006.

Response:      As discussed with Mr. Migone on January 31, 2007, the Company has not requested effectiveness of the S-3 registration statement and does not currently intend to request effectiveness of the S-3 registration statement until after the filing of its 10-K for fiscal year 2006. The 2006 10-K, which will be incorporated by reference into the S-3 at the time of effectiveness, will incorporate all of the Staff's accounting comments as responded to by the Company in its May 3, 2006 response letter.



Your prompt attention to this response will be appreciated. If you have any questions regarding the foregoing response or if any additional information is needed, please contact me at (212) 504-5555.

Regards,

/s/  Dennis J. Block

Dennis J. Block




cc:  William Koziel, Cosi, Inc.